

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 29, 2015

Lawrence Levy
Chief Executive Officer
Levy Acquisition Corp.
444 North Michigan Avenue, Suite 3500
Chicago, IL 60611

> **Re:** **Levy Acquisition Corp.**
> **Preliminary Proxy Statement on Schedule PREM 14A**
> **Filed April 2, 2015**
> **File No. 001-36197**

Dear Mr. Levy:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>General</u>

1. We note that Proposal No. 2 includes several changes to your Restated Certificate of Incorporation, including sub-proposals to eliminate stockholder action by written consent, and to make the Delaware Court of Chancery the exclusive forum for certain stockholder actions. Please revise to present each of these as a separate proposal, or advise. Refer to Exchange Act Rule 14a-4(a)(3).

2. Please include a copy of your preliminary proxy card with your amended proxy statement. We may have comments on the card.

3. Please clarify whether the amount of the deferred underwriting commissions could change as a result of redemptions of LAC shares. If the $5,250,000 in underwriting commissions will not be adjusted if shares are redeemed, please disclose the dilution, if any, that the remaining stockholders will experience as a result of the payments to the redeeming stockholders and the payment of the underwriting commissions. In this regard,

we note your disclosure in your Form S-1, file number 333-191587, that "The per-share amount we will distribute to investors who properly redeem their shares will not be reduced by the deferred underwriting commissions we will pay to the underwriters." Please disclose this in the proxy.

4. To make the information in your proxy statement more accessible to investors, please revise the Summary Term Sheet and Questions and Answers sections to reduce repetition and break discrete ideas into separate disclosures. Divide longer answers into multiple questions and answers. Use bulleted lists and shorter sentences to convey the material terms of the proposed transaction and the salient facts about the companies.

5. Please include in the Summary Term Sheet or Questions and Answers section disclosure regarding the effect of redemptions on the post-merger company. For example, we note disclosure on page 58 that, "Each redemption of public shares by our public stockholders above approximately 6.5 million shares…will increase the number of additional shares of LAC Common Stock we would need to issue as a result of the cash shortfall." Please disclose this information, including any related risks of share dilution and cash expenditures. Please also disclose the maximum number of shares that may be redeemed without causing a material adverse effect on your liquidity or capital resources. Disclose whether you would nevertheless consummate the transaction if redemptions exceeded this maximum.

Questions and Answers about the Proposals for Stockholders, page 11

6. Please revise to include a diagram of the company and its ownership structure both before and after the proposed transaction.

7. Please include a separate question and answer to address the business and management of the combined entity following the merger if it is approved. Briefly discuss the financial conditions and results of Del Taco, such as the total assets, liabilities and net income as of a recent period.

8. Please include a separate question and answer to discuss the effect on the company's common stock if the merger transaction is consummated. Disclose:
    *   the current trading price of the LAC common stock on the Nasdaq,
    *   the possible effect on the trading price of the common stock if the merger transaction with Del Taco were consummated,
    *   the effect of the issuance of 150,000 shares of LAC stock to Del Taco employees,
    *   the possible effect of the warrant overhang if the 12,250,000 warrants are exercised after the merger, and

- the approximate price per share that a holder who demands redemption might receive, updated to a more recent date than the year end 2014 price that appears in the proxy.

Include a discussion of the possible post-merger effect on the trading price of the stock due to any transactions related to the merger, such as the issuance to the Del Taco shareholders of 3.5 million shares of LAC stock.

9. Please provide a separate question and answer regarding the aggregate purchase price for Del Taco. For example, we note that the William Blair opinion contemplates that LAC will pay for all of the outstanding shares of common stock and other equity interests of the target, on a cash-free, debt-free basis, through the payment of cash and the issuance of the common stock of the Company, an aggregate purchase price of $500 million. Discuss how the board valued Del Taco and arrived at the purchase price.

What Equity Stake will current LAC stockholders and former Del Taco stockholders hold in the Company after the closing? page 13

10. Please disclose what merger consideration would be if the amounts discussed in the last sentence were included.

What conditions must be satisfied to complete the Business Combination? page 14

11. Revise this question to include a brief summary of the material conditions to the merger, including the effectiveness of the Credit Agreement Amendment, the maintenance of at least $5 million in net tangible assets following consummation and the achievement of the required vote.

May LAC or the Sponsor, LAC's directors, officers, advisors or their affiliates purchase shares in connection with the Business Combination? page 16

12. We note last sentence in the answer to this question. Please explain in better detail how these transactions would achieve the purpose of increasing the Cash Consideration paid in the Merger.

What happens if the Business Combination is not consummated? page 19

13. We note the answer to the question "What happens if the Business Combination is not consummated?" Please provide a separate question and answer regarding the interests of LAC's directors and officers in the merger, and the conflict of interest arising therefrom. In the answer, disclose the estimated aggregate amount of benefits that LAC's directors and officers would forgo if the merger transaction is not consummated. Please also disclose and quantify the specific components. For example, disclose any amounts the directors and officers would forgo related to:

- 3,750,000 Founder Shares held by LAC's initial stockholders, including the 60,000 shares held by its directors and officers, that had an aggregate market value of $40,725,000 based upon the closing price on March 12, 2015 of $10.26;
- 4,750,000 sponsor warrants that had an aggregate market value of $6,697,500 based on the closing price per warrant on the Nasdaq on March 12, 2015 of $1.41; and
- Non-employee director compensation, fees and stock option grants.

Please also discuss any conflict that may arise from the Initial Investment by affiliates of the Sponsor. For example, it appears that if the merger were not consummated and Del Taco's common stock were not quoted on the Nasdaq, these affiliates would have limited liquidity with respect to the Del Taco common stock they acquired in the Initial Investment.

Summary of the Proxy Statement, page 22

14. Please add disclosure, here or in the Question and Answers section, concerning the negative aspects of the transaction that the board considered, if any.

Opinion of William Blair & Company, L.L.C., page 27

15. Please provide us with copies of any reports or presentations provided to the board in connection with the board's evaluation of the proposed transaction.

Recommendation to LAC Stockholders, page 28

16. Expand the bullet points in this section to quantify the benefits that will accrue to the interested parties in connection with the transaction. For example, quantify the initial investment in Del Taco by the affiliates of the Sponsor as part of the Initial Investment and any awards and amounts that the officers and directors may expect to receive as they continue with the company.

Risk Factors, page 36

Changes in economic conditions and adverse weather…could have a material adverse effect on its business, financial condition and results of operations, page 43

17. Please split this risk factor to describe the separate risks (economic conditions, weather conditions and geographic concentration) separately.

Failure to maintain Del Taco's corporate culture and changes in consumer recognition of Del Taco's brand …, page 46

18. Please provide substantiation for the statement that "Del Taco has received national and regional recognition for the high-quality of its food and operation."

<u>Del Taco's high deductible insurance programs may expose Del Taco to significant and unexpected costs and losses, page 48</u>

19. We note the penultimate sentence references self-insurance reserves and self-insurance. If Del Taco relies on self-insurance in addition to third-party insurance, please clarify this in the heading of the risk factor and expand to discuss the nature of the company's insurance coverage.

<u>Del Taco has a history of net losses and may incur losses in the future, page 52</u>

20. Expand this risk factor to give reasons for the losses and to explain the factors that may contribute to continuing losses in the future.

<u>Unlike some other blank check Companies, the Company does not have a specified maximum redemption threshold…page 58</u>

21. Revise the second paragraph of this risk factor to highlight the dilution to LAC holders that would result if there were to be a significant number of redemptions.

22. In your response, please provide your analysis of the reasons that Regulation M would not apply to purchases of shares in privately negotiated transactions with LAC stockholders.

<u>Stockholders of LAC who wish to redeem their shares for a pro rata portion of the trust account must comply with specific requirements…page 61</u>

23. We note your statement that you do not have control of the process of obtaining stock certificates from brokers and other intermediaries. Confirm your understanding of the applicability of Exchange Act Rule 14a-13 to this transaction and tell us when you intend to furnish the proxy statement to the intermediaries relative to the meeting date. Allow sufficient time when setting the record and meeting dates, filing the definitive versions of the documents, and mailing broker inquiries pursuant to Rule 14a-13 to permit compliance with applicable timing restrictions.

<u>Unaudited Pro Forma Condensed Combined Financial Information, page 68</u>

24. We note that you have provided pro forma financial statements under three different scenarios of varying ownership levels based on the varying levels of redemption of stock held by LAC stockholders. We also note per the table provided on page 23 that under scenarios 2 and 3, former Del Taco stockholders will own a majority of the post-merger company. It appears under this scenario that these stockholders will retain control of the post-merger company, and therefore, the assets and liabilities of Del Taco should not be re-measured using the acquisition method pursuant to ASC 805. Please advise and include your consideration of ASC 805-10-55-12 in your response.

Pro Forma Condensed Combined Balance Sheet, page 72

25. Please disclose the factors causing the fair values of the restaurant and other equipment and leasehold improvements to be less than their book values.

Adjustments to Unaudited Pro Forma Combined Financial Statements
Goodwill, page 86

26. We note that qualitative factors that will contribute to the recognition of goodwill include intangible assets not recognized as separate identifiable intangible assets apart from goodwill, including strong market position and the assembled workforces at Del Taco. Please provide a detailed explanation of the other factors that resulted in the majority of the purchase price being allocated to goodwill in accordance with ASC 805-30-50-1(a).

27. We note that 150,000 restricted shares of LAC common stock will be issued as awards to employees of Del Taco in connection with the business combination. Please give effect to this transaction in your Pro Forma financial statements pursuant to Article 11 of Regulation S-X.

Merger Consideration, page 94

28. We note the disclosure that "Upon the effectiveness of the Merger (the "Effective Time"), each issued and outstanding share of Del Taco stock held by Del Taco stockholders other than the Levy Newco Parties (the "Original Stockholders") shall be converted into the right to receive $38.84 per Del Taco share." Please disclose how the "$38.84 per Del Taco share" amount was determined. If Del Taco stockholders choose to receive this dollar amount for each share they hold, please clarify whether they will also receive the Per Share Merger Consideration, which is defined in the sentences and bullets that follow as being paid in shares of LAC common stock and cash.

Step 2 Co-Investment, page 114

29. Please tell us if there was any prior relationship between the Step 2 Co-Investors and LAC's sponsor.

Background of the Business Combination, page 115

30. Refer to the discussion of the LAC's meetings with Del Taco and its representatives in the last quarter of 2014 and the first quarter of 2015. Disclose in greater detail the substance of the discussions, and the reasons, if known, that the parties determined to enter into the Business Combination.

31. Expand this section to include a discussion of any alternatives to the proposed transaction that LAC considered. Expand the second paragraph at the top of page 116 to explain

what other types of target businesses the board considered and the reasons that the board rejected those partners.

Special Committee, page 120

LAC's Board of Directors' Reasons for the Approval of the Business Combination, page 120

32. Revise this section to include a discussion of any negative factors that the board considered.

33. In the first bullet points in the second paragraph on page 121, please explain what you mean by the phrase "by channel over a 24-hour day-part.".

34. Discuss the consideration that the board gave to the losses that Del Taco has experienced over its past three fiscal years, and the reasons that the board believed that the merger was nonetheless advisable. If the board did not discuss Del Taco's losses, state that in the disclosure.

35. Discuss the consideration that the board gave to the significant levels of debt that Del Taco has entered into in connection with its business, the limitations on future capital raising and expansion related to the amount of debt incurred, and the reasons that the board nonetheless believed that the merger was advisable. If the board did not discuss Del Taco's debt levels, disclose that fact.

Description of the Fairness Opinion of William Blair & Company, L.L.C., page 122

36. We note your statements throughout that "The opinion of William Blair is limited to…the fairness, from a financial point of view, to the Company of the Consideration to be paid by the Company in the Merger." We did not find any statements by the board in the proxy statement to the effect that the Business Combination is fair to the stockholders of LAC. If the board did not make a fairness determination with respect to the stockholders, clarify that in the disclosure.

37. Disclose in your summary of William Blair & Company's work what the "assumptions made, procedures followed, matters considered, and limitations on scope of review" were. Expand to provide detail about the basis for William Blair & Company's work.

38. Explain in detail what factors the financial advisor considered in reaching its conclusion regarding the fair market value of Del Taco, such that this market value meets or exceeds the 80% test. In particular, explain how the advisor considered Del Taco's assets, historical performance, and indebtedness in reaching its conclusion. If William Blair & Company did not consider those indicia of value, state that in the disclosure.

39. Revise the tables on page 126 to include the implied merger consideration for each of the scenarios presented.

40. Revise the tables on pages 126 and 127 to clearly label the metrics pertaining to the proposed transaction.

41. Revise the disclosure in the first paragraph on page 128 to explain the relationship between the weighted average cost of capital and the discount rates you chose. Disclose the reasons that Blair decided to use these discount rates and multiples.

Information about Del Taco, page 167

42. We note your disclosure in the Risk Factor at the bottom of page 51 that Del Taco is involved in two putative class actions involving wage and hour laws in California. Disclose this information under "Legal Proceedings" on page 177, or tell us why you do not believe that it is material.

Executive Agreements, page 180

43. Please confirm whether Del Taco has an employment agreement with its CFO, Mr. Steven Brake. If so, please discuss the terms of this employment agreement.

Del Taco Management's Discussion and Analysis of Financial Condition and Results of Operations, page 185

Liquidity and Capital Resources, page 200

44. We note your disclosure on page 57 that the covenants in the company's debt may restrict actions it is able to undertake in the future. Please revise to fully describe the financial and restrictive covenants that apply to the debt that will remain outstanding after the Business Combination. To the extent that compliance with those covenants may affect the company's liquidity or operations, discuss these impacts in the disclosure.

Beneficial Ownership of Securities, page 222

45. For each non-person entity disclosed in the table on page 222, please identify the individual or individuals who have voting and dispositive power with respect to the shares owned by such entity.

Certain Relationships and Related Transactions, page 226

Other Potential Conflicts, page 227

46. We note your disclosure on page 228 that "…all of our executive officers have fiduciary duties to Levy Family Partners and may have fiduciary duties to certain companies in which Levy Family Partners or its affiliates have invested. However, we do not expect these duties to present a significant actual conflict of interest with our search for an initial business combination because …" It appears that all the discussed factors following the "because" relate to the size of investments or transactions as compared to 80% of the balance of the Trust Account. Please disclose if there are any other, non-quantifiable or qualitative, factors that may give rise to conflicts of interest stemming from your executive officers' fiduciary duties to Levy Family Partners or its affiliates, such as with respect to the nature of the businesses in which Levy Family Partners or its affiliates invest.

47. We note your statement that "we have agreed that any target company with respect to which Levy Family Partners has initiated any contacts or entered into any discussions, formal or informal, or negotiations regarding such company's acquisition prior to the completion of our initial public offering will not be a potential acquisition target for us, unless Levy Family Partners declines to pursue an investment in such company and notifies us in writing." Please clarify how this provision either mitigates or magnifies any conflicts of interest.

Del Taco Holdings, Inc.
Notes to Consolidated Financial Statements
Revenue Recognition, page F-25

48. We note per page 188 that company restaurant sales are recognized net of promotional allowances, employee meals, and other discounts. Please revise the notes to your financial statements to disclose your accounting policy for these amounts. If material, disclose the amounts recognized for each period presented.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Theresa Messinese at 202-551-3307 or Lyn Shenk at 202-551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Julie Griffith at 202-551-3267 or me at 202-551-3611 with any other questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Assistant Director